UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited consolidated interim financial information at September 30, 2017 and Report on Review of Interim

Financial Information

REPORT ON REVIEW OF CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders

Fibria Celulose S.A

São Paulo - SP

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended September 30, 2017, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and nine-month periods then ended, the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the Deliberation CVM 673/11 (which approved accounting standard CPC 21(R1) - Interim Financial Reporting), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).   Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (Brazilian audit standard NBC TR 2410, wholly converged to ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).   A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.   Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with Deliberation CVM 673/11 and IAS 34.

São Paulo, October 23, 2017.

BDO RCS Auditores Independentes SS

CRC 2SP 013846/O-1

Eduardo Affonso de Vasconcelos

Accountant - CRC-1SP166001/O-3

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at

In thousands of Reais

Assets	September 30, 2017	December 31, 2016

Current
Cash and cash equivalents (Note 7)	2,845,099	2,660,073
Marketable securities (Note 8)	3,473,840	2,033,159
Derivative financial instruments (Note 9)	260,112	256,723
Trade accounts receivable, net (Note 10)	794,040	634,987
Inventory (Note 11)	2,059,993	1,638,014
Recoverable taxes (Note 12)	249,614	144,182
Other assets	184,498	149,718

	9,867,196	7,516,856

Non-current
Marketable securities (Note 8)	165,075	5,688
Derivative financial instruments (Note 9)	304,061	242,323
Related parties receivables (Note 14)	9,504	9,777
Recoverable taxes (Note 12)	1,929,323	1,717,901
Advances to suppliers	648,119	664,381
Judicial deposits	181,575	198,657
Deferred taxes (Note 13)	986,643	1,210,541
Assets held for sale (Note 1(b))		598,257
Other assets	113,164	111,032

Investments (Note 15)	146,198	130,388
Biological assets (Note 16)	4,314,991	4,351,641
Property, plant and equipment (Note 17)	14,953,740	13,107,192
Intangible assets (Note 18)	4,579,861	4,575,694

	28,332,254	26,923,472

Total assets	38,199,450	34,440,328

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at
In thousands of Reais	(continued)

Liabilities and shareholders’ equity	September 30, 2017	December 31, 2016

Current
Loans and financing (Note 19)	1,571,819	1,138,287
Derivative financial instruments (Note 9)	135,477	245,839
Trade payables (Note 20)	2,860,229	1,866,831
Payroll, profit sharing and related charges	186,975	168,056
Taxes payable	157,132	85,573
Dividends payable	1,945	396,785
Other payables	125,185	121,750

	5,038,762	4,023,121

Non-current
Loans and financing (Note 19)	17,478,795	15,014,224
Derivative financial instruments (Note 9)	99,973	234,795
Deferred taxes (Note 13)	433,605	409,266
Provision for legal proceeds (Note 21)	210,015	189,892
Liabilities related to the assets held for sale (Note 1(b))		477,000
Other payables	322,762	274,350

	18,545,150	16,599,527

Total liabilities	23,583,912	20,622,648

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	13,457	11,350
Treasury shares	(26,395)	(10,378)
Other reserves	1,598,145	1,599,640
Statutory reserves	2,421,456	2,421,456
Retained earnings	806,951

Equity attributable to shareholders of the Company	14,542,620	13,751,074

Equity attributable to non-controlling interests	72,918	66,606

Total shareholders’ equity	14,615,538	13,817,680

Total liabilities and shareholders’ equity	38,199,450	34,440,328

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of profit or loss

In thousands of Reais, except for the earnings per share

	Third quarter		Nine-month period ended
	July 1 to September 30, 2017	July 1 to September 30, 2016	September 30, 2017	September 30, 2016

Revenues (Note 23)	2,843,642	2,299,846	7,692,517	7,081,010
Cost of sales (Note 25)	(1,930,898)	(1,849,485)	(5,711,638)	(5,016,556)

Gross profit	912,744	450,361	1,980,879	2,064,454

Selling expenses (Note 25)	(124,981)	(114,549)	(361,868)	(345,528)
General and administrative (Note 25)	(72,238)	(68,285)	(198,890)	(201,507)
Equity in results of joint-venture	(141)	31	(91)	(758)
Other operating income and expense, net (Note 25)	(33,525)	(27,574)	(222,202)	(175,854)

	(230,885)	(210,377)	(783,051)	(723,647)

Income before financial income and expenses	681,859	239,984	1,197,828	1,340,807

Financial income (Note 24)	102,179	88,573	333,002	189,557
Financial expenses (Note 24)	(282,268)	(211,157)	(830,583)	(534,503)
Result of derivative financial instruments, net (Note 24)	258,437	(31,492)	365,218	683,334
Foreign exchange gain (loss) and indexation charges, net (Note 24)	377,229	(49,271)	130,179	1,475,123

	455,577	(203,347)	(2,184)	1,813,511

Income before income taxes	1,137,436	36,637	1,195,644	3,154,318

Income taxes
Current (Note 13)	(3,566)	(13,765)	(51,114)	(36,076)
Deferred (Note 13)	(390,519)	8,794	(331,266)	(1,363,108)

Net income for the period	743,351	31,666	813,264	1,755,134

Attributable to
Shareholders of the Company	742,298	28,637	806,951	1,747,103

Non-controlling interest	1,053	3,029	6,313	8,031

Net income for the period	743,351	31,666	813,264	1,755,134

Basic earnings per share (in Reais) (Note 26(a))	1.34	0.05	1.46	3.16

Diluted earnings per share (in Reais) (Note 26(b))	1.34	0.05	1.46	3.15

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of comprehensive income

In thousands of Reais

	Third quarter		Nine-month period ended
	July 1 to September 30, 2017	July 1 to September 30, 2016	September 30, 2017	September 30, 2016

Net income for the period	743,351	31,666	813,264	1,755,134

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets — Ensyn	(4,490)	1,166	(2,917)	(21,096)
Foreign exchange effect on available-for-sale financial assets — CelluForce	(80)		570
Foreign exchange effect on available-for-sale financial assets — Spinnova	82		82
Tax effect regarding above items	1.526	(397)	770	7,172

Total other comprehensive income for the period, net of taxes	(2,962)	769	(1,495)	(13,924)

Total comprehensive income for the period, net of taxes	740,389	32,435	811,769	1,741,210

Attributable to
Shareholders of the Company	739,336	29,406	805,456	1,733,179
Non-controlling interest	1,053	3,029	6,313	8,031

	740,389	32,435	811,769	1,741,210

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited interim statement of changes in shareholders’ equity

In thousands of Reais

	Capital				Other reserves	Statutory reserves
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	Retained earnings	Total	Non- controlling interest	Total
As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

Net income									1,747,103	1,747,103	8,031	1,755,134
Other comprehensive loss					(13,924)					(13,924)		(13,924)
					(13,924)				1,747,103	1,733,179	8,031	1,741,210
Transactions with shareholders
Dividends distributed								(218,731)		(218,731)		(218,731)
Stock option program			(5,288)							(5,288)		(5,288)
Additional dividends declared - non-controlling interest - Portocel											(3,031)	(3,031)

As at September 30, 2016	9,740,777	(11,771)	10,186	(10,378)	1,625,977	328,689	830,945		1,747,103	14,261,528	67,952	14,329,480

As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024			13,751,074	66,606	13,817,680

Net income									806,951	806,951	6,312	813,263
Other comprehensive income					(1,495)					(1,495)		(1,495)
					(1,495)				806,951	805,456	6,312	811,768
Transactions with shareholders
Repurchase of shares (Note 22)				(17,045)						(17,045)		(17,045)
Stock option program			2,356							2,356		2,356
Exercise of stock option program			(249)	1,028						779		779

As at September 30, 2017	9,740,777	(11,771)	13,457	(26,395)	1,598,145	411,432	2,010,024		806,951	14,542,620	72,918	14,615,538

The accompanying notes are an integral part of these consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows

In thousands of Reais

	September 30, 2017	September 30, 2016

Income before income taxes	1,195,644	3,154,318

Adjusted by
Depreciation, depletion and amortization	1,479,415	1,359,388
Depletion of timber resources from forestry partnership programs	38,285	43,462
Foreign exchange (gains) losses, net	(130,179)	(1,475,123)
Change in fair value of derivative financial instruments	(365,218)	(683,334)
Equity in results of joint-venture	91	758
Loss on disposal of property, plant and equipment and biological assets, net	21,085	22,127
Gain on sale of investment - Losango Project (Note 1(b))	(61,648)
Interest and gain/losses from marketable securities	(218,302)	(118,494)
Interest expense	687,018	426,776
Change in fair value of biological assets	223,201	108,014
Impairment of recoverable taxes - ICMS, net	76,743	74,701
Tax credits	(4,342)	(8,962)
Stock option program	2,356	(5,288)
Amortization of transaction costs and other	28,925	14,883

Decrease (increase) in assets
Trade accounts receivable	(154,670)	168,033
Inventory	(155,284)	(141,419)
Recoverable taxes	(391,581)	85,574
Other assets/advances to suppliers	(45,265)	(68,721)

Increase (decrease) in liabilities
Trade payables	998,278	705,831
Taxes payable	(33,025)	(366,602)
Payroll, profit sharing and related charges	18,918	(14,693)
Other payables	50,484	25,670

Cash provided by operating activities	3,260,929	3,306,899

Interest received	229,469	109,669
Interest paid	(744,994)	(359,539)
Income taxes paid	(27,007)	(90,804)

Net cash provided by operating activities	2,718,397	2,966,225

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(3,687,095)	(4,380,310)
Advances for acquisition of timber from forestry partnership program	(21,724)	(53,724)
Proceeds from sale of investment - Losango Project	201,999
Installments paid for acquisition of investment - Spinnova (Note 15(c))	(18,633)
Marketable securities, net	(1,611,235)	(953,688)
Capital increase on joint-venture		(3,267)
Proceeds from sale of property, plant and equipment	24,091	8,798
Derivative transactions settled (Note 9(c))	54,906	(140,553)

Net cash used in investing activities	(5,057,691)	(5,522,744)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows

In thousands of Reais	(continued)

	September 30, 2017	September 30, 2016

Cash flows from financing activities
Borrowings	3,713,158	5,225,097
Repayments of principal	(685,880)	(2,175,817)
Repurchase of shares (Note 22)	(17,045)
Exercise of stock option program	718
Dividends paid	(394,840)	(303,926)
Others	5,365	(3,660)

Net cash provided by financing activities	2,621,476	2,741,694

Effect of exchange rate changes on cash and cash equivalents	(97,156)	(128,974)

Net increase in cash and cash equivalents	185,026	56,201

Cash and cash equivalents at beginning of period	2,660,073	1,077,651

Cash and cash equivalents at end of period	2,845,099	1,133,852

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarter and principal executive office are located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the States of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the producing and selling of short fiber pulp, with our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea vessels on the basis of long-term contracts with the owners of these vessels, through the ports of Santos, located in the State of São Paulo (operated under a concession from Federal Government until 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)). As from the first quarter of 2018, is expected the startup of the Terminal Macuco located in the port of Santos, State of São Paulo, as the concession contract signed in 2016, for 25 years (renewable for 25 years).

(b)                                Losango project

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$615 million.

On March 31, 2017 the Purchase and Sale Agreement was amended to transfer to CMPC of 100% of Losango-FBR Florestal Ltda.’s quotas (“Losango-FBR”) (owner of the biological assets) and of 49% of Losango-RS Administração e Participações Ltda’s quotas (“Losango-RS”) (owner of the rural estates - lands), after the completion of the transfer of the rural estates’ titles and the approval of the transaction by the National Defense Counsel (“Conselho de Defesa Nacional - CDN”).

Then, the Company received, also on March 31, 2017, R$ 201,999, being: (i) R$ 50,000 in cash and (ii) R$ 151,999 through a credit in an escrow account (Note 8) which is in Fibria’s entitlement and that will be released after the obtainment of the approvals mentioned below. See Note 8 for further details.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

The remaining 51% of the Losango-RS’ quotas will be transfer to CMPC after the approval by the National Institute of Colonization and Agrarian Reform (“Instituto Nacional de Colonização e Reforma Agrária - INCRA”) and other agencies, without the receipt of any additional value by the Company.

The ownership of 51% in the Losango-RS’s capital is not considered as a business under the accountant perspective, once it does not meet the definition of business as established by the existing accountant standards and, for this reason, we do not present any corresponding value in our accounting balances.

As per the result of the transfer of these assets to CMPC, the Company recognized the accounting effects related to the sale, generating a gain on sale that was recognized under “Other operating income and expense, net” in the statement of profit or loss (Note 25), as following:

	Proceeds from sale (*)	678,999
(-)	Costs of investments derecognized, classified as “Assets held for sale”	(598,257)
(-)	Expenses on sales (obtainment of licenses, register of the estates and others)	(19,094)

(=)	Gain on sale before income tax and social contribution	61,648

(-)	Income tax and social contribution expense - 34%	(20,960)

(=)	Gain on sale, net of income tax and social contribution	40,688

(*)    The amount was received as follows: payments in advance of R$ 470,000 and R$ 7,000 in December 2012 and November 2014, respectively and, the transfer of R$ 201,999 in March 2017, as abovementioned.

(c)                                 Expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the Horizonte 2 Project for the construction of the second Três Lagoas pulp production line.

The Horizonte 2 Project consists of a new bleached eucalyptus pulp production line with a capacity of 1.95 million tons per year and an estimated investment of US$2.3 billion (R$ 7.5 billion). On August 23, 2017, the operations of Horizonte 2 Project started.

The Project was financed from the Company’s operating cash flows and financing agreements negotiated with financial institutions.

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

The consolidated interim financial information have been prepared under the accounting basis of business continuity and the historical cost convention, as modified by available-for-sale financial assets, other assets, financial liabilities (including derivative instruments) and biological assets measured at fair value.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

(a)                                Accounting policies adopted

The consolidated interim financial information have been prepared and is being presented in accordance with IAS 34 and Deliberation 673/11 issued by the Brazilian Securities and Exchange Commission (CVM), which approved the CPC 21(R1) - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2016, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this consolidated interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except for the items related to the adoption of the new standards, amendments and interpretations issued by IASB and CVM, as detailed in Note 3 below.

(b)                                Approval of the consolidated interim financial information

The unaudited consolidated interim financial information were approved by the Board of Directors on October 23, 2017.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom match the actual results. In the nine-month period ended September 30, 2017, there were no significant changes in the critical estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current period, compared to those disclosed in Note 3 to our most recent annual financial statements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

3                                        New standards, amendments and interpretations issued by IASB and CVM

The standards below have been issued and are effectives for future periods, as from January 1, 2018. We have not early adopted these standards.

Standard	IFRS 9 - Financial Instruments
Effective date	January 1, 2018
Main points introduced by the standard

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than in the Statement of profit or loss.

Impacts of the adoption

The Company assessed the changes introduced by the standard and concluded that its adoption will not bring significant impacts, mainly regarding the measurement of the financial instruments when compared to the principles of the IAS 39.

The main impacts are related to the financial asset’s classification. Once IFRS 9 has changed the categories for classification of the financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale, the financial assets will be classified in one of the following categories: at amortized cost, at fair value through other comprehensive income or, at fair value through profit or loss.

Furthermore, some aspects regarding the presentation and the disclosure of the financial instruments in the financial statements might be changed in order to reflect the new concepts introduced by the IFRS 9.

Standard	IFRS 15 - Revenue recognition
Effective date	January 1, 2018
Main points introduced by the standard	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.
Impacts of the adoption

The Company assessed the principles and changes introduced by the new standard and concluded that its adoption will not bring impacts on the timing for the revenue recognition from contracts with customers, as well on the measurement, presentation and disclosure in the financial statements.

The existing impacts are related to the Company’s control environment, requiring the revision of internal documents and the creation and/or modification of the procedures and controls, with the purpose of ensuring that new contracts with customers are properly evaluated and accounted according to the concepts of the IFRS 15.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

Standard	IFRS 16 - Leases
Effective date	January 1, 2019
Main points introduced by the standard

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).
Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

Impacts of the adoption

The Company´s evaluation of all the impacts of the new standard is in progress. Our assessment is being conducted in several areas of the Company in order to identify the existing contracts, as well as the environmental of internal controls and systems impacted by the adoption of the new standard.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) as at December 31, 2016 did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1                              Liquidity risk

The table below presents the financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2017
In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At September 30, 2017
Loans and financing	2,332,383	5,145,516	8,968,335	5,880,953
Derivative financial instruments	106,421	53,246	41,627	35,882
Trade and other payables	2,986,638	58,245	48,411	48,459

	5,425,442	5,257,007	9,058,373	5,965,294

At December 31, 2016
Loans and financing	2,056,644	3,670,577	10,186,429	6,914,993
Derivative financial instruments	225,852	161,454	135,723	44,962
Trade and other payables	1,988,581	50,268	37,481	23,606

	4,271,077	3,882,299	10,359,633	6,983,561

4.2                              Foreign exchange risk

	September 30, 2017	December 31, 2016

Assets in foreign currency
Cash and cash equivalents	2,292,571	1,338,037
Trade accounts receivable (Note 10)	670,316	526,404

	2,962,887	1,864,441

Liabilities in foreign currency
Loans and financing (Note 19)	10,829,379	9,037,588
Trade payables (Note 20)	1,388,047	1,016,501
Derivative financial instruments (Note 9(a))	89,136	129,309

	12,306,562	10,183,398

Liability exposure	9,343,675	8,318,957

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2017
In thousands of Reais, unless otherwise indicated

5                                        Sensitivity analysis

Sensitivity analysis of changes in foreign currency

The probable scenario is the closing exchange rate at the date of these consolidated interim financial information (R$ x USD = 3.1680). As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25)%	Remote (50)%

Derivative financial instruments	714,042	1,878,092
Loans and financing	2,581,672	5,163,344
Cash and cash equivalents	572,664	1,145,328

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at September 30, 2017. As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2017
In thousands of Reais, unless otherwise indicated

	Impact of increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	3,188	5,361
Currency basket	480	936
TJLP	2,073	4,115
Interbank Deposit Certificate (CDI)	5,479	10,866
IPCA	46	91

Derivative financial instruments
LIBOR	8,327	14,609
TJLP	2,057	2,068
Interbank Deposit Certificate (CDI)	106,371	201,606
IPCA	43,476	85,269

Financial investments (a)
Interbank Deposit Certificate (CDI)	1,112	2,225

(a)    Only financial investments indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis in changes in the United States Consumer Price Index - US-CPI

To calculate the “Probable” scenario, we used the US-CPI index at September 30, 2017. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of appreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	111,364	229,304

6                                        Fair value estimates

In the nine-month period ended September 30, 2017, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2016. There were no transfers between levels 1, 2 and 3 during the periods presented.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2017
In thousands of Reais, unless otherwise indicated

	September 30, 2017
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		564,173		564,173
Warrant to acquire Ensyn’s shares (Note 15)			9,409	9,409
Marketable securities (Note 8)	2,282,421	1,344,546		3,626,967

Available for sale financial assets
Other investments — Ensyn (Note 15)			101,471	101,471
Other investments — CelluForce (Note 15)			13,427	13,427
Other investments — Spinnova (Note 15)			18,715	18,715

Biological asset (Note 16)			4,314,991	4,314,991

Total assets	2,282,421	1,908,719	4,458,013	8,649,153

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(235,450)		(235,450)

Total liabilities		(235,450)		(235,450)

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		499,046		499,046
Warrant to acquire Ensyn’s shares (Note 15)			9,875	9,875
Marketable securities (Note 8)	170,747	1,856,668		2,027,415

Available for sale financial assets
Other investments — Ensyn (Note 15)			104,389	104,389
Other investments — CelluForce (Note 15)			12,857	12,857

Biological asset (Note 16)			4,351,641	4,351,641

Total assets	170,747	2,355,714	4,478,762	7,005,223

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(480,634)		(480,634)

Total liabilities		(480,634)		(480,634)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

	Yield used to discount (*)	September 30, 2017	December 31, 2016

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		336,847	339,412
Bonds - Fibria Overseas		4,398,394	1,965,237
Estimated based on discounted cash flow
In foreign currency
BNDES — Currency basket	Brazilian interbank rate (DI)	486,429	506,779
Finnvera	LIBOR USD	1,190,974	1,107,075
Export credits (Pre-payments)	LIBOR USD	4,711,306	5,095,285
In local currency
BNDES — TJLP	Brazilian interbank rate (DI)	1,720,136	1,424,974
BNDES — Fixed rate	Brazilian interbank rate (DI)	87,459	106,128
BNDES — Selic	Brazilian interbank rate (DI)	277,518	164,368
Banco do Nordeste (BNB)	Brazilian interbank rate (DI)	114,385	105,734
CRA	Brazilian interbank rate (DI)	4,830,190	3,786,581
FINAME	Brazilian interbank rate (DI)	664	2,130
NCE in Reais	Brazilian interbank rate (DI)	387,009	672,653
FCO, FDCO and FINEP	Brazilian interbank rate (DI)	536,613	380.387

		19,077,924	15,656,743

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the future value of both the asset and liability components are estimated through the forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. For the cross-currency

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate — future yield of the CDI. The contract fair value is the difference between the asset and liability. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP x Pre) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value on September 30, 2017 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %
1M	8.02	1M	1.24	1M	10.83
6M	7.18	6M	1.44	6M	3.71
1Y	7.13	1Y	1.56	1Y	3.11
2Y	7.90	2Y	1.74	2Y	3.14
3Y	8.65	3Y	1.86	3Y	3.35
5Y	9.42	5Y	2.02	5Y	3.79
10Y	10.12	10Y	2.31	10Y	4.34

7                                        Cash and cash equivalents

	Average yield p.a. - %	September 30, 2017	December 31, 2016

Cash and banks (i)	1.37	1,654,047	2,019,923
Fixed-term deposits
Local currency	101.45 of CDI	547,246	64,087
Foreign currency (ii)	1.23	643,806	576,063

		2,845,099	2,660,073

(i) Includes balances of remunerated accounts from our foreign subsidiaries.

(ii) Mainly Time Deposit and Collateral Account as at September 30, 2017 and Overnight as at December 31, 2016, both maturing within 90 days.

The increase of R$ 185,026 in the nine-month period ended September 30, 2017 refers, mainly, to the cash generated in our activities and to the funds raised in the period, as detailed in Note 19, partially offset by the disbursement for the Horizonte 2 Project.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

8                                        Marketable securities

	Average yield p.a.- %	September 30, 2017	December 31, 2016

In local currency
Brazilian Federal provision fund	32 of CDI	378	54
Brazilian Federal Government securities
At fair value through profit and loss	101.57 of CDI	2,282,043	170,693
Held to maturity (i)	6	11,948	11,432
Private securities (repurchase agreements)	101.39 of CDI	1,185,159	1,856,668
Private securities (repurchase agreements) - Escrow account (ii)	102 of CDI	159,387

Marketable securities		3,638,915	2,038,847

Current		3,473,840	2,033,159

Non-Current		165,075	5,688

(i)        The yield of 6% p.a. refers to the agrarian debt bonds.

(ii)     The value will be held in the escrow account and shall be released after the obtainment of the remaining governmental approvals and the fulfilment, by the Company, of other precedent conditions for the conclusion of the Losango Project.

The increase of R$ 1,600,068 in the nine-month period ended September 30, 2017 refers, mainly, to the funds raised in the period, as detailed in Note 19, partially offset by the disbursement for the Horizonte 2 Project.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

9                                        Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero Cost Collar	2,341,000	1,760,000	264,906	268,443

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	509,900	590,257	2,487	(1,832)
Swap IPCA x CDI (notional in Reais)	843,845	843,845	68,812	19,861

Hedges of foreign currency
Swap DI x US$ (USD)	175,047	315,686	(122,607)	(259,021)
Swap TJLP x US$ (USD)	5,076	36,240	(7,895)	(58,188)
Swap Pre x US$ (USD)	58,303	81,867	(47,755)	(78,711)

			157,948	(109,448)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	779,737	813,154	170,775	127,860

			328,723	18,412

Classified
In current assets			260,112	256,723
In non-current assets			304,061	242,323
In current liabilities			(135,477)	(245,839)
In non-current liabilities			(99,973)	(234,795)

			328,723	18,412

(*) The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and		September	December	September	December
protected risk	Currency	30, 2017	31, 2016	30, 2017	31, 2016

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	509,900	590,257	1,598,193	1,868,111
Real CDI to USD	R$	343,501	616,099	575,806	1,027,838
Real TJLP to USD	R$	8,064	59,265	8,204	59,142
Real Pre to USD	R$	130,804	177,633	123,209	155,624
IPCA to CDI	R$	843,845	843,845	925,787	867,675
Liability
LIBOR to fixed	US$	509,900	590,257	(1,595,706)	(1,869,943)
Real CDI to USD	US$	175,047	315,686	(698,413)	(1,286,859)
Real TJLP to USD	US$	5,076	36,240	(16,099)	(117,330)
Real Pre to USD	US$	58,303	81,867	(170,964)	(234,335)
IPCA to CDI	R$	843,845	843,845	(856,975)	(847,814)

Total of swap contracts				(106,958)	(377,891)

Options - Cash flow hedge
Zero cost collar	US$	2,341,000	1,760,000	264,906	268,443

				157,948	(109,448)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016

Operational hedge
Cash flow hedge of exports	264,906	268,443	217,260	38,576
Hedge of debts
Hedge of interest rates	71,299	18,029	(35,198)	(17,446)
Hedge of foreign currency	(178,257)	(395,920)	(127,156)	(166,576)

	157,948	(109,448)	54,906	(145,446)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

(d)                                Fair value and counterparty by maturity date of economic hedge strategy contracts

	September 30, 2017	December 31, 2016

2017	82,943	7,609
2018	61,191	(58,385)
2019	23,770	(28,615)
2020	(20,443)	(29,514)
2021	12,375	14,237
2022	12,043	(5,451)
2023	(13,931)	(9,329)

	157,948	(109,448)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at September 30, 2017 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

10                                 Trade accounts receivable

	September 30, 2017	December 31, 2016

Domestic customers	130,157	115,266
Export customers	670,316	526,404

	800,473	641,670

Allowance for doubtful accounts	(6,433)	(6,683)

	794,040	634,987

In the nine-month period ended September 30, 2017, we concluded factoring transactions for certain customers’ receivables, in the amount of R$ 2,332,689 (R$ 1,812,105 at December 31, 2016), where substantially all risks and rewards related to these receivables were transferred to the counterpart, so that these receivables were derecognized from accounts receivable in the balance sheet upon the completion of the factoring transactions.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

11                                 Inventory

	September 30, 2017	December 31, 2016

Finished goods at plants/warehouses
Brazil	374,682	216,877
Abroad	866,144	729,973
Work in progress	26,904	20,150
Raw materials	614,574	507,020
Supplies(*)	173,668	158,083
Imports in transit	4,021	5,911

	2,059,993	1,638,014

(*)    Net of R$ 11,455 as at September 30, 2017 and December 31, 2016 related to the provision for obsolescence of the inventory for maintenance.

12                                 Recoverable taxes

	September 30, 2017	December 31, 2016

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	1,239,724	988,113
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	1,154,018	1,077,366
Tax on industrialized goods (IPI)	10,542	7,212
Credit related to Reintegra Program	165,933	87,434
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	746,505	764,253
Provision for the impairment of ICMS credits	(1,137,785)	(1,062,295)

	2,178,937	1,862,083

Current	249,614	144,182

Non-current	1,929,323	1,717,901

During the nine-month period ended September 30, 2017, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

13                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the previsions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), nowadays the Company taxes the foreign profits according to the Law 12,973/14.

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)                                Deferred taxes

	September 30, 2017	December 31, 2016
Tax loss carryforwards (i)	828,001	272,134
Provision for legal proceeds	139,250	138,367
Sundry provisions (impairment, operational and other)	614,801	567,269
Results of derivative contracts - payable on a cash basis for tax purposes	(111,766)	(6,260)
Exchange losses (net) - payable on a cash basis for tax purposes	1,064,215	1,411,652
Tax amortization of the assets acquired in the business combination - Aracruz	96,171	97,466
Actuarial gains on medical assistance plan (SEPACO)	17,148	17,148
Provision for tax on investments in foreign-domiciled subsidiaries	(711,150)	(414,336)
Tax accelerated depreciation	(53,460)	(22,977)
Reforestation costs already deducted for tax purposes	(532,346)	(474,324)
Fair values of biological assets	25,678	(70,848)
Transaction costs and capitalized financing costs	(123,574)	(80,341)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(693,304)	(626,210)
Other provisions	(6,626)	(7,465)

Total deferred taxes, net	553,038	801,275

Deferred taxes - asset (net by entity)	986,643	1,210,541

Deferred taxes - liability (net by entity)	433,605	409,266

(i)        The balance as at September 30, 2017 is presented net of R$ 309,291 (R$ 286,209 as at December 31, 2016) related to the provision for impairment for foreign tax losses.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

Changes in the net balance of deferred income tax are as follows:

	September 30, 2017	December 31, 2016

At the beginning of the period	801,275	2,128,217
Tax loss carryforwards	555,867	217,246
Temporary differences from provisions	48,415	(51,464)
Provision for tax on investments in foreign-domiciled subsidiaries	(296,814)	(76,021)
Derivative financial instruments taxed on a cash basis	(105,506)	(287,767)
Amortization of goodwill	(68,389)	(91,188)
Reforestation costs	(88,505)	(102,409)
Exchange losses (net) taxed on a cash basis	(347,437)	(984,591)
Fair value of biological assets	96,526	103,602
Actuarial losses on medical assistance plan (SEPACO)(*)		13,405
Transaction costs and capitalized financing costs	(43,233)	(74,994)
Other	839	7,239

At the end of the period	553,038	801,275

(*) Deferred taxes related to the other comprehensive income.

(b)                                Reconciliation of taxes on income

	September 30, 2017	September 30, 2016

Income before tax	1,195,644	3,154,318
Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(406,519)	(1,072,468)

Reconciliation to effective expense

Equity in results of joint-venture	(31)	(258)
Credit from Reintegra Program	28,363	1,372
Benefits to directors	(4,490)	(10,538)
Foreign exchange effects on foreign subsidiaries (i)	11,475	(294,983)
Other, mainly non-deductible provisions	(11,178)	(22,309)

Income tax and Social Contribution benefit (expense) for the year	(382,380)	(1,399,184)

Effective rate - %	32.0	44.4

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 29.08% of our shares (together the “Controlling Shareholders”). The Company’s commercial and financial transactions with its subsidiaries, Votorantim Group’s entities and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the nine-month period ended September 30, 2017, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2016.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

(i)  Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	September 30, 2017	December 31, 2016

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(468)	(392)
Votorantim S.A.	Land leases	(196)
BNDES	Financing	(2,673,955)	(2,458,333)

		(2,674,619)	(2,458,725)

Transactions with Votorantim Group’ entities
Votorantim S.A.	Financing	9,504	9,777
Votener - Votorantim Comercializadora e Energia	Sales / purchase of energy	(1,895)
Banco Votorantim S.A.	Investments	182,179	186,720
Votorantim Cimentos S.A.	Input supplier	(7)	(4)
Votorantim Siderurgia S.A.	Standing wood supplier	(2,444)	(2,140)
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(10)	(10)
Pedreira Pedra Negra	Input supplier		(11)
Votorantim Metais Ltda.	Chemical products supplier	(424)	(885)
Companhia Brasileira de Alumínio (CBA)	Land leases	(48)	(1,122)

		186,855	192,325

Net		(2,487,764)	(2,266,400)

Presented in the following lines
In assets
Marketable securities (Note 8)		182,179	186,720
Related parties - non-current		9,504	9,777
Other assets - current		13,218
In liabilities
Loans and financing (Note 19)		(2,673,955)	(2,458,333)
Suppliers		(18,710)	(4,564)

		(2,487,764)	(2,266,400)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

(ii)                               Amounts transacted in the period

		September 30, 2017	September 30, 2016
	Nature
Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(7,964)	(8,357)
Votorantim S.A.	Land leases	(4,063)
BNDES	Financing	(161,787)	15,575

		(173,814)	7,218

Transactions with Votorantim Group’s entities
Votorantim S.A.	Financing	(273)	(1,975)
Votener - Votorantim Comercializadora de Energia	Sales / purchase of energy	19,246	(13,588)
Banco Votorantim S.A.	Investments	9,009	3,908
Banco Votorantim S.A.	Financial instruments	(42)	2,703
Banco Votorantim S.A.	Rendering of services		(1,500)
Votorantim CTVM Ltda.	Rendering of services	(183)	(119)
Votorantim Cimentos S.A.	Energy supplier	8,136	7,892
Votorantim Cimentos S.A.	Input supplier	(143)	(224)
Votorantim Cimentos S.A.	Land leases	(1,872)
Votorantim Energia Ltda.	Energy supplier	(24)
Votorantim Siderurgia S.A.	Standing wood supplier	(14,947)	(9,734)
Sitrel Siderurgia Três Lagoas	Energy supplier	4,267	5,332
Sitrel Siderurgia Três Lagoas	Land leases	(86)	(10)
Pedreira Pedra Negra	Input supplier		(78)
Votorantim Metais Ltda.	Chemical products supplier	(3,664)	(7,566)
Companhia Brasileira de Alumínio - CBA	Land leases	(423)	(399)

		19,001	(15,358)

(b)                                Key management compensation

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	September 30, 2017	September 30, 2016

Benefits to officers and directors (i)	12,867	12,091
Benefit program - Stock Options plans	1,586	(8,974)

	14,453	3,117

(i)        Benefits to officers and directors include fixed compensation, social charges, profit sharing program and the variable compensation programs. In the nine-month period ended September 30, 2017, were reverted the amount of R$ 7,770 related to the profit sharing program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 1,126 for the nine-month period ended September 30, 2017 (R$ 954 for the nine-month period ended September 30, 2016).

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	September 30, 2017	December 31, 2016

Current liability
Payroll, profit sharing and related charges	9,582	17,427

Non-current liability
Other payables	2,824	3,010

Shareholders’ equity
Capital reserve	6,945	5,359

	19,351	25,796

15                                 Investments

	September 30, 2017	December 31, 2016

Investment in joint-venture - equity method	3,176	3,267
Other investments - at fair value (i)	143,022	127,121

	146,198	130,388

(i)        Fair value change in our interest in Ensyn and CelluForce was not significant in the nine-month period ended September 30, 2017. The changes in the balance refers to the foreign currency effect on these investments.

On July 6, 2017, the Company celebrated subscription agreement whereby acquires a minority interest equivalent to 18% of the total capital of Spinnova Oy (“Spinnova”), a private company organized in Finland, by the total amount of EUR 5 million (equivalent then to R$ 18,633). Pursuant to a shareholders’ agreement executed, the Company shall have the right to nominate a member of the Board of Directors of Spinnova.

Spinnova is a Finnish start-up focused on the development of low-cost and environmentally sustainable technologies for the production of raw materials for the textile industry. These technologies use wood fibers for the production of fibrous yarns and staple fibers that can replace cotton, viscose and/or other consumption materials in textiles and non-woven applications.

At the same date, the Company celebrated a Joint Development Agreement to develop a pilot production line to confirm the viability of technologies developed by Spinnova and pre-commercial scale production. The Parties provide the establishment of a joint arrangement for the production and trading of the product, if the product reaches the commercial stage.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

None of the subsidiaries and jointly-operated entities has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 21.

Additionally, the Company does not have any significant restriction or commitments with regards to its joint-venture.

16                                 Biological assets

	September 30, 2017	December 31, 2016

At the beginning of the period	4,351,641	4,114,998

Additions	1,250,182	1,538,029
Harvests in the year (depletion)	(1,060,474)	(1,086,973)
Change in fair value - step up	(223,201)	(212,248)
Disposals / reversal (provision) for disposals	(3,157)	(2,165)

At the end of the period	4,314,991	4,351,641

17                                 Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other (ii)	Total

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
Additions		843	12,446	4,415,880	1,770	4,430,939
Disposals	(5,629)	(6,164)	(24,577)		(221)	(36,591)
Depreciation		(117,670)	(653,783)		(20,162)	(791,615)
Transfers and others (iii)	9,745	100,469	292,272	(417,827)	86,414	71,073

At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
Additions		48	56,526	2,345,790	581	2,402,945
Disposals	(9,856)	(8,210)	(26,348)		(242)	(44,656)
Depreciation		(92,208)	(526,169)		(23,218)	(641,595)
Transfers and others (iii)	2,400	904,661	5,148,254	(5,978,381)	52,920	129,854

At September 30, 2017	1,633,580	2,073,053	10,259,168	832,480	155,459	14,953,740

(i)        Includes the amount of R$ 546,741 regarding the Horizonte 2 Project.

(ii)     Includes vehicles, furniture, IT equipment and others.

(iii)  Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

18     Intangible assets

	September 30, 2017	December 31, 2016

At the beginning of the period	4,575,694	4,505,634
Additions	33,968	118,706
Amortization	(51,705)	(67,499)
Disposals		(293)
Transfers and others (*)	21,904	19,146

At the end of the period	4,579,861	4,575,694

Composed by
Goodwill — Aracruz	4,230,450	4,230,450
Systems development and deployment	48,640	35,308
Concession right — Macuco Terminal	115,047	115,047
Acquired from business combination
Databases	57,000	91,200
Relationships with suppliers - chemical products	74,766	82,500
Intangible assets in progress	40,142	6,483
Other	13,816	14,706

	4,579,861	4,575,694

(*)    Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

19                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

			Current		Non-current		Total
Type/purpose	Interest rate	Average annual interest rate - %	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
In foreign currency
BNDES - currency basket	UMBNDES	6.7	78,970	82,620	423,721	485,154	502,691	567,774
Bonds	Fixed	5.5	68,418	13,187	4,355,038	2,245,762	4,423,456	2,258,949
Finnvera	Libor	3.1	84,873	228	1,076,971	1,077,494	1,161,844	1,077,722
Export credits (prepayment)	Libor	3.1	718,179	419,362	4,022,520	4,713,781	4,740,699	5,133,143
Others (revolving costs)		0.6	689				689
			951,129	515,397	9,878,250	8,522,191	10,829,379	9,037,588

In Reais
BNDES	TJLP	9.4	160,186	181,379	1,563,387	1,353,227	1,723,573	1,534,606
BNDES	Fixed	5.9	34,342	34,290	55,081	80,680	89,423	114,970
BNDES	Selic	6.6	5,194	1,824	353,074	239,159	358,268	240,983
FINAME	TJLP/Fixed	2.5	669	2,062		167	669	2,229
BNB	Fixed	11.0			117,681	108,768	117,681	108,768
CRA	CDI/IPCA	8.7	107,584	75,887	4,865,564	3,908,957	4,973,148	3,984,844
NCE	CDI	7.6	308,869	315,476	86,449	370,408	395,318	685,884
FCO, FDCO and FINEP	Fixed	8.0	3,489	11,972	559,309	430,667	562,798	442,639
Others (revolving costs)		0.5	357				357

			620,690	622,890	7,600,545	6,492,033	8,221,235	7,114,923

			1,571,819	1,138,287	17,478,795	15,014,224	19,050,614	16,152,511

Interest			323,813	218,585	71,084	91,935	394,897	310,520
Long-term borrowing			1,248,006	919,702	17,407,711	14,922,289	18,655,717	15,841,991

			1,571,819	1,138,287	17,478,795	15,014,224	19,050,614	16,152,511

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total

In foreign currency
BNDES - currency basket	15,397	53,778	149,434	159,024	39,459	6,629					423,721
Bonds - US$			303,943				1,881,838			2,169,257	4,355,038
Finnvera	67,375	144,228	144,228	144,228	144,228	144,228	144,228	144,228			1,076,971
Export credits (prepayment)	566,297	2,391,585	352,165	712,473							4,022,520

	649,069	2,589,591	949,770	1,015,725	183,687	150,857	2,026,066	144,228		2,169,257	9,878,250

In Reais
BNDES - TJLP	43,696	229,779	304,473	319,650	193,652	159,426	140,748	121,355	50,608		1,563,387
BNDES - Fixed rate	7,598	27,093	15,200	4,791	399						55,081
BNDES - Selic	4,843	44,679	44,679	43,472	41,504	61,486	59,476	37,364	15,571		353,074
BNB						117,681					117,681
CRA			1,203,503	663,989	1,512,680	1,485,392					4,865,564
NCE		43,225	43,224								86,449
FCO, FDCO and FINEP	164	97,601	57,693	57,693	57,693	57,693	57,693	57,693	57,693	57,693	559,309

	56,301	442,377	1,668,772	1,089,595	1,805,928	1,881,678	257,917	216,412	123,872	57,693	7,600,545

	705,370	3,031,968	2,618,542	2,105,320	1,989,615	2,032,535	2,283,983	360,640	123,872	2,226,950	17,478,795

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	September 30, 2017	December 31, 2016

Real	7,862,967	6,873,940
U.S. Dollar	10,326,688	8,469,814
Selic	358,268	240,983
Currency basket	502,691	567,774

	19,050,614	16,152,511

(d)                                Roll forward

	September 30, 2017	December 31, 2016

At the beginning of period	16,152,511	12,743,832
Borrowings	3,799,283	7,904,486
Interest expense	823,022	717,329
Foreign exchange losses (gains)	(241,913)	(1,716,123)
Repayments - principal amount	(685,880)	(2,746,808)
Interest paid	(744,994)	(606,282)
Additional transaction costs	(86,125)	(162,949)
Other (*)	34,710	19,026

At the end of the period	19,050,614	16,152,511

(*)    It includes amortization of transactions costs.

(e)                                 Relevant operations contracted in the period

Green Bond Fibria 2027

On January 11, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the notes, the “Green Bond Fibria 2027”, maturing in 2027, with a fixed interest rate of 5.5% p.a., with semi-annual payments, in the amount of US$ 700 million (equivalent to R$ 2,247,000). The funds were received on January 17, 2017 and will be used for investments in projects with environmental benefits that contribute to the achievement of the Company’s long-term sustainability goals. This transaction is fully guaranteed by the Company.

Middle West Development Fund (FDCO)

In January 2017, was released the amount of R$ 98,504 from the total of R$ 831,478 contracted with Banco do Brasil, through its subsidiary Fibria-MS, with an interest rate of 8.0% p.a., monthly payments of principal and interest as from June 2019 and final maturity in December 2027. The remaining balance of R$ 309,353 might be released until the end of the first quarter of 2018.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

BNDES

For the nine-month period ended September 30, 2017 , was released the amount of R$ 285,911 from the total credit limit contracted of R$ 2,347,524 from BNDES, through its subsidiary Fibria-MS, maturing in 2026 and an interest rate of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance will be released according to the fulfillment of the conditions of releases as per the needs for the settlement of the commitments related of the Horizonte 2 Project.

Finnvera (Finnish Development Agency)

During the first semester of 2017, was released the amount of US$ 34 million (equivalent then R$ 113,932) from the contract signed in May 2016, through its subsidiary Fibria-MS, regarding the financing of imported equipment for the second pulp production line in Três Lagoas (Horizonte 2 Project), maturing in December 2025 and interest rates at semi-annual LIBOR plus 1.03% p.a. and semi-annual LIBOR plus 1.08% p.a. The remaining balance not released of U.S. Dollar equivalent to € 30.986 thousand, will be released according to the payments for the suppliers of the project.

Agribusiness Credit Receivable Certificates - CRA

In September 2017, the Company concluded the public distribution of 941 thousand Agribusiness Credit Receivable Certificates to be issued by RB Capital Companhia de Securitização in the total amount of R$ 941 million, in two tranches, being the first in the amount of R$ 757 million, with final maturity for the principal in 2022, payments of interest semi-annually and an interest rate of 97% of CDI and the second in the amount of R$ 184 million, with final maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 4.5055% p.a. The funds were received by the Company on September 22, 2016.

(f)                                  Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2 to the most recent financial statements for the year ended December 31, 2016)) cannot exceed 4.5 times and the Company shall keep the minimum of 1.00 of coverage the outstanding amounts.

The company renegotiated the financial covenants resulting in the following changes: (a) the debt service coverage ratio covenant is suspended from April 1st, 2017 until the end of 2018; (b) the indebtedness Net Debt to Adjusted EBITDA ratio was increased to a maximum of 7 times from April 1st, 2017 until the end of 2017; and (c) in 2018, the Indebtedness Net Debt to Adjusted EBITDA ratio will be a maximum of 6 times. As from January 1st, 2019, both debt service coverage ratio and the indebtedness Net Debt to Adjusted EBITDA ratio will back to the same levels practiced until March 31, 2017. No fees or commissions were paid in connection with this renegotiation.

The Company is in full compliance with the covenants established in the financial contracts at September 30, 2017.

The loan and financing agreements with debt financial covenants also present the following events of default:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

•             Expropriation, confiscation or any other action affecting a significant portion of the Company’s assets;

•             Addiction, invalidity, ineffectiveness or unenforceability of the contract;

•             Extinction or termination the contract for any reason or person;

•             Split of the Company without the prior consent of the creditor;

•             Any direct or indirect controlling which does not integrate the Votorantim Group, to perform any act aimed annul, revise, cancel or repudiate by judicial or extrajudicial means the contract;

•             Compliance with certain environmental and social conditions on the Horizon Project 2, for Finnvera’s contract.

20                                 Trade payables

	September 30, 2017	December 31, 2016

Local currency
Related parties	18,710	5,416
Third parties	1,453,472	844,914
Foreign currency
Third parties (i)	1,388,047	1,016,501

	2,860,229	1,866,831

(i)        We have a long-term take or pay supply agreement of hardwood pulp with Klabin S.A. in different conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement.

As at September 30, 2017, the amount of R$ 1,183,329 (R$ 740,196 as at December 31, 2016) refers to pulp purchases of the contract abovementioned.

The increase of R$ 993,398 in the nine-month period ended September 30, 2017 refers, mainly, to the pulp purchased from Klabin and accounts payables to suppliers of the Horizonte 2 Project.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

21                                 Provision for contingencies

	September 30, 2017			December 31, 2016
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	113,170	118,734	5,564	107,300	112,616	5,316
Labor	77,452	232,660	155,208	67,343	230,155	162,812
Civil	3,095	52,338	49,243	21,222	42,986	21,764

	193,717	403,732	210,015	195,865	385,757	189,892

The change in the provision for contingencies is as follows:

	September 30, 2017	December 31, 2016

At the beginning of the period	385,757	345,669
Settlement	(17,885)	(19,027)
Reversal	(6,871)	(14,645)
New litigation	9,315	22,263
Accrual of financial charges	33,416	51,497

At the end of the period	403,732	385,757

There were no significant changes in the ongoing claims in the nine-month period ended September 30, 2017.

22                                 Repurchase and sales shares programs

In the meeting held on March 16, 2017, the Company’s Board of Directors approved the launch of a program for repurchase up to 548,090 shares issued by the Company, with the maximum term up to 18 months, starting on March 28, 2017 and ending on September 27, 2018 to be carried out in BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), at market price. The objective of the repurchase program is the acquisition of shares to be used in connection with the potential exercise of the call options by the Company’s CEO, statutory and non-statutory Officers and General Managers, under the Company’s stock option plan, without a Company’s corporate capital reduction, in compliance with the 1st paragraph of the article 30 of Brazilian Corporations Law and the provisions of CVM Instruction nº 567/15.

On June 29, 2017, the Company’s Board of Directors approved the closing of the repurchase shares program and the beginning of the sales program. During the repurchase shares program, the Company repurchased 548,090 shares for the total amount of R$ 17,045 that are recorded under “Treasury shares” in the Balance Sheet. The sales share program approved is to make shares available to be purchased by the beneficiaries of the Company’s Stock Options Plans, in case they wish to exercise their option. Under the sales shares program, 892,132 nominative common shares, book-entry with no par value, shall be sold.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

23                                 Revenue

(a)                                Reconciliation

	September 30, 2017	September 30, 2016

Gross amount	9,902,570	9,067,147
Sales taxes	(183,406)	(173,295)
Discounts and returns (*)	(2,026,647)	(1,812,842)

Net revenues	7,692,517	7,081,010

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	September 30, 2017	September 30, 2016

Revenue
Domestic market	701,273	703,044
Export market	6,920,962	6,312,661
Services	70,282	65,305

	7,692,517	7,081,010

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

24                                 Financial results

	September 30, 2017	September 30, 2016

Financial expenses
Interest on loans and financing (i)	(687,018)	(426,776)
Loans commissions	(34,552)	(16,329)
Others	(109,013)	(91,398)

	(830,583)	(534,503)

Financial income
Financial investment earnings	269,750	126,127
Others (ii)	63,252	63,430

	333,002	189,557

Gains (losses) on derivative financial instruments
Gains	804,077	1,063,671
Losses	(438,859)	(380,337)

	365,218	683,334

Foreign exchange losses and monetary adjustment, net
Loans and financing	241,913	1,750,028
Other assets and liabilities (iii)	(111,734)	(274,905)

	130,179	1,475,123

Net	(2,184)	1,813,511

(i)             Does not include the amount of R$ 136,003 as at September 30, 2017 (R$ 70,330 as at September 30, 2016), related to capitalized financing costs.

(ii)          Includes interest accrual of the tax credits.

(iii)       Includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

25                                 Expenses by nature

	September 30, 2017	September 30, 2016

Cost of sales
Depreciation, depletion and amortization	(1,499,515)	(1,385,378)
Freight	(710,916)	(656,553)
Labor expenses	(420,141)	(380,829)
Variable costs (raw materials, miscellaneous materials and inventories for resale)	(3,081,066)	(2,593,796)

	(5,711,638)	(5,016,556)

Selling expenses
Labor expenses	(19,016)	(24,492)
Selling expenses (i)	(318,483)	(293,224)
Operational leasing	(1,890)	(1,609)
Depreciation and amortization charges	(7,273)	(7,418)
Other expenses	(15,206)	(18,785)

	(361,868)	(345,528)

General and administrative
Labor expenses	(79,220)	(77,922)
Third-party services	(72,246)	(77,019)
Depreciation and amortization	(10,912)	(10,054)
Taxes and contributions	(5,363)	(4,805)
Operating leases and insurance	(8,023)	(8,309)
Other expenses	(23,126)	(23,398)

	(198,890)	(201,507)

Other operating (expenses) income
Reversal / (provision) for programs of variable compensation, net	(29,993)	(42,215)
Loss on disposal of property, plant and equipment and biological assets, net	(21,085)	(22,127)
Gain on sale of investment - Losango Project (Note 1(b))	61,648
Tax credits	4,343	12,282
Provision of contingencies	(13,785)	(14,129)
Changes in fair value of biological assets	(223,201)	(108,014)
Others	(129)	(1,651)

	(222,202)	(175,854)

(i)            Includes handling expenses, storage and transportation expenses and sales commissions and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2017

In thousands of Reais, unless otherwise indicated

26                                 Earnings per share

(a)                                Basic

	September 30, 2017	September 30, 2016

Numerator
Net income attributable to the shareholders of the Company	806,951	1,747,103

Denominator
Weighted average number of common shares outstanding	553,266,925	553,590,604

Basic earnings per share - in Reais	1.46	3.16

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the nine-month period ended September 30, 2017 and 2016, without considering treasury shares, for total of 892,132 shares in the nine-month period ended September 30, 2017 (344,042 shares for the nine-month period ended September 30, 2016). In the nine-month period ended September 30, 2017 and 2016 there were no changes in the number of shares of Company.

(b)                                Diluted

	September 30, 2017	September 30, 2016

Numerator
Net income attributable to the shareholders of the Company	806,951	1,747,103

Denominator
Weighted average number of common shares outstanding	553,266,925	553,590,604
Dilution effect
Stock options	858,685	894,976
Weighted average number of common shares outstanding adjusted according to dilution effect	554,125,610	554,485,580

Diluted earnings per share (in Reais)	1.46	3.15

27                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/

No. 003/2011, we presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 26), asset retirement obligations (Note 27), long term commitments (Note 28), shareholders’ equity (Note 29), benefits to employees (Note 30), compensation program based on shares (Note 31), insurance (Note 35), non-current assets held for sale (Note 37) and, impairment testing (Note 38), that we omitted in the September 30, 2017 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2016.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2017

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO